Exhibit 99.109

Vicinity Motor Corp. Announces Partnership with Exro Technologies to Deploy Enhanced Powertrain System into Next-Generation Electric Bus Fleets

VANCOUVER, BC – April 27, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor”, “VMC” or the “Company”) (Formerly Grande West Transportation Group), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that it has signed a supply agreement with Exro Technologies Inc. (“Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries, to enable the Company’s next-generation of Vicinity electric buses.

Exro will supply its innovative Coil Drive System technology suite, which Vicinity Motor Corp. will validate through an initial deployment of an optimized electric powertrain into the Company’s electric shuttle bus product line in 2022, ahead of a broader potential rollout.

“We are constantly searching for innovative new ways to provide a best-in-class experience for our customers, delivering leading-edge technology at a price point suitable for mass deployment across small and large fleets,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “Testing of the Coil Drive System, which offers lower energy consumption and high performance relative to existing systems, could prove to be an exciting competitive advantage and further extend the range of our electric buses.”

“We are thrilled to bring enhanced performance to Vicinity’s suite of electric buses,” said Sue Ozdemir, Chief Executive Officer of Exro. “This commercial partnership highlights our continued dedication to bring the Coil Driver technology to emerging electric mobility markets, providing our partners with a clear edge over the competition.”

The Company also announces the grant of 60,000 incentive stock options to certain directors and/or officers. The options will be exercisable, in whole or in part, at a price of $7.24 for a period of five years with vesting in 1/6 equal installments over a period of three years.

The Company also announces that as part of its incentive plans, it has granted 166,000 Restricted Stock Units (“RSUs) to one or more director, officer and/or employees.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized. For more information visit the Exro website at www.exro.com.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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